As filed with the Securities and Exchange Commission on March 12, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 9)

(Rule 13e-100)

TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

NATIONAL INTERSTATE CORPORATION

Name of Subject Company (issuer)

GREAT AMERICAN INSURANCE COMPANY

a wholly-owned subsidiary of

AMERICAN FINANCIAL GROUP, INC.
(Names of Filing Persons (other person(s))

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

63654U100
(CUSIP Number of Class of Securities)
Mark A. Weiss
Assistant General Counsel
American Financial Group, Inc.
301 East Fourth Street, 27th Floor
Cincinnati, Ohio 45202
Telephone: (513) 579-2520

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

F. Mark Reuter
Keating Muething & Klekamp PLL
1 East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
Telephone: (513) 579-6469

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation Of Filing Fee
TRANSACTION VALUATION	AMOUNT OF FILING FEE
$285,637,980.00	$36,790.18

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation, other than Shares owned by American Financial Group, Inc. (“AFG”) and its subsidiaries, at a purchase price of $30.00 per Share, net to the seller in cash. As of October 30, 2013, there were 19,721,266 Shares outstanding, of which 10,200,000 Shares are owned by subsidiaries of AFG. As a result, this calculation assumes the purchase of 9,521,266 Shares.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $36,790.18	Filing Party: American Financial Group, Inc.
Form or Registration No.: Schedule TO	Date Filed: February 18, 2014

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

Item 15.	ADDITIONAL INFORMATION	1
Item 16.	EXHIBITS	2

INTRODUCTION

This Amendment No. 9 to Schedule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Schedule 13E-3” or the “Transaction Statement”) is filed by (1) American Financial Group, Inc., an Ohio corporation (“AFG”), and (2) Great American Insurance Company, an Ohio corporation and a direct wholly-owned subsidiary of AFG (“Purchaser”) (collectively, the “Filing Persons”). This Transaction Statement relates to the tender offer by Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation (“National Interstate”), other than Shares owned by Purchaser, at a purchase price of $30.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 5, 2014 (as amended and supplemented by the Amended and Restated Offer to Purchase, dated February 21, 2014, and as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Amended and Restated Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”)(which, as amended or supplemented from time to time, together constitute the “Offer”).

Under the rules governing “going private” transactions, AFG, Purchaser, and National Interstate are deemed to be engaged in a “going private” transaction and are therefore required to, among other things, express their reasons for the transactions described in the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(i) of the Schedule TO dated February 5, 2014 and their views as to the fairness of the transactions to National Interstate’s unaffiliated stockholders.

Concurrent with the filing of this Transaction Statement, AFG and Purchaser are filing Amendment No. 10 to the Tender Offer Statement on Schedule TO (as may be amended and supplemented from time to time, the “Schedule TO”) in connection with the Offer.

The information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by National Interstate with the Securities and Exchange Commission (“SEC”) on February 19, 2014, as amended on March 3, 2014, March 10, 2014, March 11, 2014 and March 12, 2014 (as may be amended or supplemented from time to time, the “Schedule 14D-9”), and the information contained in the Schedule TO, is incorporated by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Schedule TO.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Offer to Purchase of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in Schedule TO and the annexes thereto.

Item 15. ADDITIONAL INFORMATION.

For reference, the Offer to Purchase is amended and supplemented as follows:

1.	The paragraph under “Summary Term Sheet — Are dissenters’ rights available in either the Offer or any subsequent merger?” is amended and restated as follows:

“Dissenters’ rights are not available in connection with the Offer. However, if Purchaser owns at least 90% of the outstanding Shares (on a fully diluted basis) following the Offer, subject to the terms and conditions of the merger agreement, we intend to consummate a second step merger and dissenters’ rights will be available to holders of Shares at the time of the merger who have not tendered their Shares in the Offer or voted in favor of or consented in writing to the adoption of a merger agreement, who properly demand appraisal of their Shares and who otherwise comply with the applicable statutory procedures under Ohio law. In addition, dissenters’ rights will be available to holders of Shares who do not vote in favor of or consent in writing to any second-step merger that may be pursued and consummated in the event that Purchaser owns less than 90% of the outstanding Shares (on a fully diluted basis) following the Offer. If and when we consummate any such merger, if you perfect your rights to dissent under the Ohio Revised Code, you may receive an amount that is different from the consideration being paid in the merger. See “Special Factors—Section 9. Dissenters’ Rights; Rule 13e-3.””

2.	The fifth full paragraph on page 7 under “Introduction” is amended and restated as follows:

“If the Offer is completed and the Minimum Tender Condition is satisfied, Purchaser may cause a second step merger of Purchaser (or an affiliate) with National Interstate (the “Merger”) to be effected. In addition, a second-step merger may be pursued in the event that Purchaser owns less than 90% of the outstanding Shares (on a fully diluted basis) following the Offer. In the Merger, each then issued and outstanding Share (other than Shares held by Purchaser and Shares held by shareholders who validly perfect their dissenters’ rights under Ohio Revised Code (the “ORC”)) will be cancelled and converted into and represent the right to receive the Offer Price. Non-tendering shareholders will have dissenters’ rights, whereby such shareholders may receive the “fair value” of their Shares, as determined by a court of competent jurisdiction, by following the procedures required by the ORC. See “Special Factors—Section 9. Dissenters’ Rights; Rule 13e-3.””

3.	The last sentence in the third full paragraph on page 10 under “Special Factors—Section 1. Background” is amended and restated as follows:

“On February 17, 2014, Mr.Consolino met with representatives of AFG and Purchaser on the Board of Directors of National Interstate and with other senior representatives of AFG which included certain members of the board of directors of AFG. At this meeting, Mr. Consolino stated his intention to increase the per Share Offer price to $30.00 in light of several factors, including, among others, (1) his authority to increase the per Share Offer price to $30.00, (2) his previously communicated expectation that, notwithstanding AFG’s and Purchaser’s belief that the $28.00 per Share Offer price was fair from a financial point of view, the final per Share Offer price could be up to $30.00 (which expectation was based on Mr. Consolino’s analysis of initial premiums offered and final premiums paid in precedent minority buy-out transactions identified in “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer—Premiums Paid in Insurance Minority Buy-out Transactions”), (3) Mr. Consolino’s additional financial analysis (as set forth above in “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer”) (4) the draft opinion of D&P that the initial $28.00 offer price was not fair from a financial point of view, and (5) the resulting benefit to National Interstate shareholders who elect to participate in the Offer.”

4.	The following sentence to the end of the fifth full paragraph on page 10 under “Special Factors—Section 1. Background” :

“In informing the Board of Directors of National Interstate that AFG and Purchaser were increasing the per Share offer price to $30.00 Mr. Consolino was acting under authority previously granted to him by the boards of directors of AFG and Purchaser.”

5.	The paragraph beginning with the heading Plans for National Interstate After the Offer under “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for National Interstate After the Offer” is amended and restated as follows:

“Plans for National Interstate After the Offer. If the Offer is completed and Purchaser owns at least 90% of the outstanding Shares (on a fully diluted basis) following the Offer, Purchaser may cause the Merger to be effected, without the necessity of prior approval or notice of the shareholders of National Interstate, pursuant to which each then outstanding Share (other than Shares owned by Purchaser and Shares, if any, that are held by shareholders who validly perfect their dissenters’ rights under the ORC), would be converted into and represent the right to receive as merger consideration the Offer Price. Upon the completion of the Merger, Purchaser would directly own, and AFG would indirectly own, 100% of the common stock of National Interstate. In addition, a Merger may be pursued in the event that Purchaser owns less than 90% of the outstanding Shares (on a fully diluted basis) following the Offer, in which case shareholders would have the right to receive the applicable merger consideration thereunder.”

6.	The section under the heading Fairness Determination under “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer” is amended and restated as follows:

“AFG and Purchaser have concluded that the Offer and the Merger, including the going private transaction relative to the Offer and Merger, are both substantively and procedurally fair to National Interstate’s unaffiliated shareholders (whether those shareholders tender their Shares in the Offer or decline to tender and elect instead to remain as shareholders of National Interstate, and whether or not a Merger is effected). AFG and Purchaser based this conclusion on the following material factors:

•	The information prepared and reviewed by AFG and Purchaser as discussed above, with AFG’s and Purchaser’s analysis of going-concern value of National Interstate considered in the public market trading analysis and several dividend discount analyses set forth above;
•	the Offer Price represents a premium of over 35% over the closing Share price of National Interstate common stock on February 4, 2014, the last day prior to the public announcement of the Original Offer to Purchase, and a premium of almost 29% over the average closing Share price of National Interstate common stock for the 30 trading days ending on that date. Despite six-month and twelve-month high trading prices of $30.76 and $36.76, respectively, AFG and Purchaser believe, based on its analysis set forth in detail above, that the $30.00 per Share Offer Price is indicative of the fair value of the Shares;
•	AFG’s and Purchaser’s belief in consideration of commencing the Offer that National Interstate’s common stock was not likely, absent the Offer, to trade at or above the initial $28.00 offer price in the near future. In particular, although neither AFG nor Purchaser adopt reports of independent research analysts covering National Interstate common stock, AFG and Purchaser noted that none of the five analysts following National Interstate common stock had a “Buy” rating on the stock, and the highest 12-month target price identified by any analyst was $28.00 per Share;
•	the Offer Price represents a 70% premium over the book value per share of $17.63 at September 30, 2013;
•	the consideration to be paid in the Offer and the Merger is all cash, which provides shareholders with the ability to invest the Offer proceeds as they choose;
•	the Offer and the Merger, including the going private transaction related to the Offer and the Merger, will provide additional liquidity for National Interstate’s unaffiliated shareholders because they provide an alternative means whereby Shares may be sold;
•	shareholders who do not tender their Shares in the Offer will, in the event of a Merger, be entitled, in connection with the Merger, to demand the appraisal of their Shares by following the procedures required by the ORC; and
•	each of National Interstate’s shareholders will be able to decide voluntarily whether or not to tender Shares in the Offer;
•	if the Offer is completed, then, if (i) Purchaser owns at least 90% of the outstanding Shares (on a fully diluted basis) following the Offer, AFG and Purchaser intend to effect a short-form Merger as promptly as practicable thereafter, and non-tendering shareholders will be entitled to receive the same type and amount of consideration in the Merger that the shareholders would have received in the Offer and (ii) Purchaser owns less than 90% of the outstanding Shares (on a fully diluted basis) following the Offer, then in the event a Merger is pursued and approved by shareholders, shareholders will have the right to receive the applicable merger consideration thereunder; and
•	if the Offer is completed but a Merger is not completed, non-tendering National Interstate shareholders will have the opportunity to continue to hold their Shares or seek to sell their Shares in privately-negotiated or market-based transactions.

While AFG and Purchaser intend to effect the Merger in the event that Purchaser owns at least 90% of the outstanding Shares (on a fully diluted basis) following the Offer and will, if so effected, pay the same type and amount of consideration in the Merger as shareholders would have received in the Offer, AFG and Purchaser emphasize that they are not required or committed to complete the Merger as part of this Offer. In the event that AFG and Purchaser do not effect the Merger, non-tendering shareholders have no assurance that they will receive the same type and amount of consideration in any later transaction. However, such shareholders will have the opportunity to continue to hold their Shares or seek to sell their Shares in privately-negotiated or market-based transactions.

Because neither AFG nor Purchaser has made any purchases of Shares during the last two years, AFG and Purchaser did not consider any purchase prices paid by AFG or Purchaser for Shares. In addition, neither AFG nor Purchaser is aware of any firm offers made by any unaffiliated person, other than AFG and Purchaser, during the past two years for the merger or consolidation of National Interstate with or into another company, or vice versa, the sale or other transfer of all or any substantial part of the assets of National Interstate or a purchase of National Interstate’s securities that would enable the holder to exercise control of National Interstate.

Neither AFG nor Purchaser found it practicable to assign, nor did any of them assign, relative weights to the individual factors considered in reaching their conclusion as to fairness. AFG’s and Purchaser’s consideration of the factors described above reflects their assessment of the fairness of the Offer to National Interstate’s unaffiliated shareholders in relation to the dividend discount analysis of National Interstate on a stand-alone basis as discussed in the dividend discount analyses above. In reaching the conclusion as to fairness, neither AFG nor Purchaser considered the liquidation value of National Interstate because National Interstate is a viable going concern and Purchaser has no plans to liquidate National Interstate. Therefore, AFG and Purchaser believe that the liquidation value of National Interstate is irrelevant to a determination as to whether the Offer are fair to National Interstate’s unaffiliated shareholders.

The Offer provides shareholders of National Interstate with the opportunity to elect to tender in the Offer or to decline the Offer and remain a shareholder of National Interstate. AFG and Purchaser considered the significant public information available regarding the Offer and Merger to unaffiliated shareholders, and the time provided for consideration by unaffiliated shareholders, to permit those shareholders to make an informed decision. AFG and Purchaser noted that National Interstate had not formed a special committee of directors to consider the fairness of the Offer and further considered this fact negatively in considering whether the Offer and the Merger are procedurally fair to unaffiliated shareholders. In addition, as a result of the potential conflicts of interest of certain directors of National Interstate who are current or former executive officers of AFG or Purchaser, neither the Offer nor the Merger will be approved by a majority of the directors of National Interstate who are not affiliated with AFG or Purchaser. In concluding that the Offer and the Merger, including the going private transaction relative to the Offer and Merger are procedurally fair to National Interstate’s unaffiliated shareholders (whether those shareholders tender their Shares in the Offer or decline to tender and elect instead to remain as shareholders of National Interstate until the Merger is effected), AFG and Purchaser considered that following the waiver of the Minimum Tender Condition the Offer provides National Interstate’s unaffiliated shareholders with the opportunity to decide voluntarily to accept the Offer and be paid the Offer Price or reject the Offer, after receiving significant information and time to consider the information. AFG and Purchaser also considered the fact that dissenters’ rights will be available to non-consenting shareholders in connection with any Merger that may be effected following the Offer. See “Special Factors—Section 9 Dissenters’ Rights; Rule 13e-3.” Finally, if the Offer is completed but a Merger is not completed, then non-tendering National Interstate shareholders who do not believe that the Offer represents fair value for their Shares will have the opportunity to continue to hold their Shares or seek to sell their Shares in privately-negotiated or market-based transactions.

AFG and Purchaser also believe that the Offer affords National Interstate’s unaffiliated shareholders the opportunity to elect to sell Shares that are currently traded thinly on the Nasdaq at a premium to the market price as of immediately prior to the announcement of the Offer. AFG and Purchaser concluded that the Offer and the waiver of the Minimum Tender Condition represents the most expeditious manner to provide the per Share consideration offered hereby to the National Interstate shareholders with the concurrent opportunity for such National Interstate shareholders to elect individually whether to accept the Offer and be paid the Offer Price or reject the Offer.

The senior executive officers of each of AFG and Purchaser were responsible for making the fairness determinations described above. In making these determinations, these senior executive officers considered the factors described above along with the input of senior executive officers who serve on National Interstate's Board of Directors, including Joseph E. (Jeff) Consolino and Vito C. Peraino, each an executive officer of AFG, and Gary J. Gruber and Donald D. Larson, each an executive officer of Purchaser.”

7.	The last two sentences in the fourth paragraph after the bulleted items under “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer—Fairness Determination are amended and restated as follows:

“In concluding that the Offer and the Merger, including the going private transaction related to the Offer and Merger are procedurally fair to National Interstate’s unaffiliated shareholders (whether those shareholders tender their Shares in the Offer or decline to tender and elect instead to remain as shareholders of National Interstate until the Merger is effected), AFG and Purchaser considered that following the waiver of the Minimum Tender Condition the Offer provides National Interstate’s unaffiliated shareholders with the opportunity to decide voluntarily to accept the Offer and be paid the Offer Price or reject the Offer, after receiving significant information and time to consider the information. AFG and Purchaser also considered the fact that dissenters’ rights will be available to non-consenting shareholders in connection with any Merger that may be effected following the Offer. See “Special Factors—Section 9. Dissenters’ Rights; Rule 13e-3.” Finally, if the Offer is completed but a Merger is not completed, then non-tendering National Interstate shareholders who do not believe that the Offer represents fair value for their Shares will have the opportunity to continue to hold their Shares or seek to sell their Shares in privately-negotiated or market-based transactions.”

The information contained in the Exhibits referred to in Item 16 below is incorporated herein by reference.

Item 16. EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO, filed on February 5, 2014).
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(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(vi)	Summary Advertisement published in The New York Times on February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(vii)	Amended and Restated Offer to Purchase, dated February 21, 2014 (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(viii)	Amended and Restated Letter of Transmittal (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(ix)	Amended and Restated Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(x)	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(xi)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(xii)	Solicitation/Recommendation Statement on Schedule 14D-9, dated February 19, 2014 (incorporated by reference to the Schedule 14D-9 filed by National Interstate Corporation on February 19, 2014).
(a)(1)(xiii)	Fairness Opinion of Duff & Phelps, LLC, dated February 17, 2014 (incorporated by reference to Exhibit 99.(a)(12) to the Schedule 14D-9 filed by National Interstate Corporation on February 19, 2014).
(a)(1)(xiv)	Tender Offer Statement on Schedule TO, dated February 5, 2014 (incorporated by reference to the Schedule TO filed on February 5, 2014).
(a)(1)(xv)	Tender Offer Statement (Amendment No. 1) on Schedule TO, dated February 18, 2014 (incorporated by reference to the Schedule TO/A filed on February 18, 2014).
(a)(1)(xvi)	Tender Offer Statement (Amendment No. 2) on Schedule TO, dated February 21, 2014 (incorporated by reference to the Schedule TO/A filed on February 21, 2014).
(a)(1)(xvii)	Tender Offer Statement (Amendment No. 3) on Schedule TO, dated February 24, 2014 (incorporated by reference to the Schedule TO/A filed on February 24, 2014).
(a)(1)(xviii)	Tender Offer Statement (Amendment No. 4) on Schedule TO, dated February 26, 2014 (incorporated by reference to the Schedule TO/A filed on February 26, 2014).
(a)(1)(xix)	Tender Offer Statement (Amendment No. 5) on Schedule TO, dated February 27, 2014 (incorporated by reference to the Schedule TO/A filed on February 27, 2014).
(a)(1)(xx)	Tender Offer Statement (Amendment No. 6) on Schedule TO, dated February 28, 2014 (incorporated by reference to the Schedule TO/A filed on February 28, 2014).
(a)(1)(xxi)	Tender Offer Statement (Amendment No. 7) on Schedule TO, dated March 3, 2014 (incorporated by reference to the Schedule TO/A filed on March 3, 2014).
(a)(1)(xxii)	Tender Offer Statement (Amendment No. 8) on Schedule TO, dated March 4, 2014 (incorporated by reference to the Schedule TO/A filed on March 5, 2014).
(a)(1)(xxiii)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9, dated March 3, 2014 (incorporated by reference to the Schedule 14D-9/A filed by National Interstate Corporation on March 3, 2014).
(a)(1)(xxiv)	Letter from counsel to AFG to counsel to Alan R. Spachman, dated March 6, 2014 (incorporated by reference to the Schedule TO/A filed on March 7, 2014).
(a)(1)(xxv)	Tender Offer Statement (Amendment No. 9) on Schedule TO, dated March 7, 2014 (incorporated by reference to the Schedule TO/A filed on March 7, 2014).
(a)(1)(xxvi)	Tender Offer Statement (Amendment No. 10) on Schedule TO, dated March 7, 2014 (incorporated by reference to the Schedule TO/A filed on March 7, 2014).
(a)(1)(xxvii)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9, dated March 10, 2014 (incorporated by reference to the Schedule 14D-9/A filed by National Interstate Corporation on March 10, 2014).
(a)(1)(xxviii)	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9, dated March 11, 2014 (incorporated by reference to the Schedule 14D-9/A filed by National Interstate Corporation on March 11, 2014).
(a)(1)(xxix)	Tender Offer Statement (Amendment No. 11) on Schedule TO, dated March 11, 2014 (incorporated by reference to the Schedule TO/A filed on March 11, 2014).
(a)(1)(xxx)	Tender Offer Statement (Amendment No. 12) on Schedule TO, dated March 12, 2014 (incorporated
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by reference to the Schedule TO/A filed on March 12, 2014).
(a)(1)(xxxi)	Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9, dated March 12, 2014 (incorporated by reference to the Schedule 14D-9/A filed by National Interstate Corporation on March 12, 2014).
(a)(5)(i)	Press Release, issued by AFG, dated February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(5)(ii)	Press Release, issued by AFG, dated February 18, 2014 (incorporated by reference to Amendment No. 1 to the Schedule TO, filed on February 18, 2014).
(a)(5)(iii)	Press Release, issued by AFG, dated March 3, 2014 (incorporated by reference to Amendment No. 7 to the Schedule TO, filed on March 3, 2014).
(a)(5)(iv)	Press Release, issued by AFG, dated March 6, 2014 (incorporated by reference to Amendment No. 9 to the Schedule TO, filed on March 7, 2014).
(b)	None.
(d)	None.
(g)	None.
(h)	None.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: March 12, 2014

AMERICAN FINANCIAL GROUP, INC.

By:	/s/	Karl J. Grafe
	Name:	Karl J. Grafe
	Title:	Vice President

GREAT AMERICAN INSURANCE COMPANY

By:	/s/	Stephen C. Beraha
	Name:	Stephen C. Beraha
	Title:	Assistant Vice President, Assistant General Counsel and Assistant Secretary
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